UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Closes the Acquisition of Four Supermarkets in Romania

BRUSSELS, Belgium, July 7, 2009—Delhaize Group (Euronext Brussels: DELB—NYSE: DEG), the Belgian international food retailer, announced today that it has completed through its fully-owned subsidiary Mega Image the earlier announced acquisition of four stores operated under the banner Prodas Supermarket in Bucharest, the capital of Romania.

“Thanks to this perfect fill-in acquisition of four well-located stores in urban areas, Mega Image strengthens once again its position in the city of Bucharest. This acquisition will also allow us to realize sales opportunities and buying synergies,” commented Xavier Piesvaux, General Manager of Mega Image. “We look forward to serving our new customers and welcome its employees in the Mega Image family.”

For 2008, the revenues of the four acquired stores amounted to EUR 12.3 million. The four stores, which have a size of 400 to 750 square meters, will be converted to Mega Image supermarkets within the next 3 months. The results of the four Prodas stores will be consolidated in Delhaize Group’s results from July 13, 2009.

Founded in 1995, Mega Image is one of the largest supermarket chains in Romania, with 43 stores (including the four recently acquired stores) in Bucharest, Constanta and Ploiesti. The number of employees at the end of 2008 was 2 000 people. Delhaize Group acquired a 51% stake in Mega Image in 2000. In 2004, Mega Image became fully-owned by Delhaize Group.

» Delhaize Group

Delhaize Group is a Belgian food retailer present in seven countries on three continents. At the end of the first quarter of 2009, Delhaize Group’s sales network consisted of 2 670 stores. In 2008, Delhaize Group posted EUR 19 billion (USD 28 billion) in revenues and EUR 467 million (USD 687 million) in net profit (Group share). At the end of 2008, Delhaize Group employed approximately 141 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website

http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Guy Elewaut: + 32 2 412 29 48	Amy Shue (U.S. investors): +1 704 633 82 50 (ext.2529)
Geert Verellen: + 32 2 412 83 62	Barbera Hoppenbrouwers (media): + 32 2 412 86 69
Aurélie Bultynck: + 32 2 412 83 61

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: July 9, 2009	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President